UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volcom, Inc. (“Volcom” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 and amended on May 23, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) (“PPR”), to purchase all of the outstanding common stock, par value $0.001 per share, of Volcom (the “Shares”), at a price of $24.50 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by PPR and Purchaser with the SEC on May 11, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the subsection under the heading “Antitrust Compliance – U.S. Antitrust Clearance” the following:

On May 24, 2011, Volcom and PPR announced that they had received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to Purchaser’s tender offer to acquire the outstanding shares of Volcom. The press release announcing the early termination of the HSR Act waiting period is filed as Exhibit (a)(5) hereto.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(5)

Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 24, 2011 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO filed by PPR S.A. and Transfer Holding, Inc. with the SEC on May 24, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCOM, INC.

By:	/S/ S. Hoby Darling
Name:	S. Hoby Darling
Title:	Senior Vice President, Strategic Development, General Counsel

Dated: May 24, 2011

EXHIBIT INDEX

Item 9.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 11, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of PPR S.A. and Transfer Holding, Inc., filed with the SEC on May 11, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of PPR S.A. and Transfer Holding, Inc., filed with the SEC on May 11, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(E)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(F)

Summary Newspaper Advertisement published in The Wall Street Journal on May 11, 2011 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

(a)(2)(A)	Opinion of Wells Fargo Securities, LLC, dated May 1, 2011.*

(a)(2)(B)	General Corporation Law of the State of Delaware Section 262.*

(a)(2)(C)	Letter, dated May 11, 2011, to Volcom, Inc.’s stockholders.*

(a)(2)(D)	Press Release, dated May 11, 2011, issued by Volcom, Inc.*

(a)(2)(E)	Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated herein by reference to Exhibit 99.1 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(a)(5)

Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 24, 2011 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO filed by PPR S.A. and Transfer Holding, Inc. with the SEC on May 24, 2011).

(e)(1)

Agreement and Plan of Merger, dated as of May 2, 2011, by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated herein by reference to Exhibit 2.1 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(2)	Form of Change in Control Agreement, effective as of May 1, 2011 (incorporated herein by reference to Exhibit 10.2 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(3)

Share and Voting Agreement, dated as of May 2, 2011, by and among PPR S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated herein by reference to Exhibit 10.1 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(4)

Form of Indemnification Agreement, entered into with Volcom, Inc.’s directors and executive officers, effective as of April 25, 2011 (incorporated herein by reference to Exhibit 10.1 to Volcom, Inc.’s Current Report on Form 8-K dated April 29, 2011).

*	Previously filed.

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